EXHIBIT 99.1

News Release

Rosetta Genomics Receives New York State Clinical Laboratory
Permit for its First Generation microRNA Diagnostic Tests

First Generation miRview® tests now available to residents of all 50 U.S. states

REHOVOT, Israel and PHILADELPHIA (January 3, 2011) – Rosetta Genomics, Ltd. (“Rosetta”) (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostics, today announced that the New York State Department of Health (NYS DOH) has issued Rosetta Genomics a Clinical Laboratory Permit. The permit will enable patients and physicians residing in the State of New York to gain access to the Company’s miRview® mets, miRview® squamous, and miRview® meso tests. The Company is now working to gain NYS DOH approval for the first of its second generation tests -  miRview® mets².

“We are pleased that these microRNA-based diagnostic products are now available to residents of all 50 U.S. states including New York State.  Receipt of this permit confirms that Rosetta’s CAP-accredited, CLIA-certified laboratory meets the strict requirements of New York State for quality-controlled, accurate and reliable clinical laboratory services,” noted Kenneth A. Berlin, President and CEO of Rosetta Genomics.  “Rosetta Genomics has made considerable investment in the development of our proprietary microRNA technology platform, and today we have a robust portfolio of diagnostic tests on the market, nearing commercial launch and in development.  We look forward to providing the benefits of these powerful diagnostic products to a growing number of clinicians and patients.”

About miRview® products
miRview® are a series of microRNA-based diagnostic products offered by Rosetta Genomics. miRview® mets and miRview® mets² accurately identify the primary tumor site in metastatic cancer and Cancer of Unknown Primary (CUP).  miRview® squamous accurately identifies the squamous subtype of non-small cell lung cancer, which carries an increased risk of severe of fatal internal bleeding and poor response to treatment for certain therapies. miRview® meso diagnoses pleural mesothelioma, a cancer connected to asbestos exposure. miRview® tests are designed to provide objective diagnostic data; it is the treating physician’s responsibility to diagnose and administer the appropriate treatment. In the U.S. alone, Rosetta Genomics estimates that approximately 200,000 patients a year may benefit from the miRview® mets and miRview® mets² test, 60,000 from miRview® squamous and 60,000 from miRview® meso, with similar numbers of patients outside the U.S. The Company’s tests are now being offered directly by Rosetta Genomics in the U.S., and through distributors around the globe. For more information, please visit www.mirviewdx.com.   Parties interested in ordering the test can contact Rosetta Genomics at (215) 382-9000, extension 307.

About microRNAs
MicroRNAs (miRNAs) are recently discovered, small RNAs that act as master regulators of protein synthesis, and have been shown to be highly effective biomarkers.  The unique advantage of microRNAs as biomarkers lies in their high tissue specificity, and their exceptional stability in the most routine preservation methods for biopsies, including Formalin Fixed Paraffin Embedded (FFPE) block tissue and fine needle aspirate (FNA) cell blocks. It has been suggested that their small size (19 to 21 nucleotides) enables them to remain intact in FFPE blocks, as opposed to messenger RNA (mRNA), which tends to degrade rapidly. In addition, early preclinical data has shown that by controlling the levels of specific microRNAs, cancer cell growth may be reduced.  To learn more about microRNAs, please visit www.rosettagenomics.com .

About Rosetta Genomics
Rosetta Genomics is a leading developer of microRNA-based molecular diagnostics. Founded in 2000, the company’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company’s  microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com .

Forward-Looking Statement Disclaimer
Various statements in this release concerning Rosetta’s future expectations, plans and prospects, including without limitation, statements relating to the role of microRNAs in human physiology and disease, and the potential of microRNAs in the diagnosis and treatment of disease constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta’s approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta’s ability to obtain, maintain and protect its intellectual property; Rosetta’s ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta’s need and ability to obtain additional funding to support its business activities; Rosetta’s dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta’s ability to successfully develop its candidate tools, products and services; Rosetta’s ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta’s technology; the risk of product liability claims; competition from others using technology similar to Rosetta’s and others developing products for similar uses; Rosetta’s dependence on collaborators; and Rosetta’s short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2009 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact:	Investor Contacts:
Rosetta Genomics	Lippert/Heilshorn & Associates
Ron Kamienchick	Anne Marie Fields
+972 73 222 0700	(212) 738-3777
investors@rosettagenomics.com	afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com

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